UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549

                 SCHEDULE 13G

    Under the Securities Exchange Act of 1934*

          Cryo-Cell International, Inc.

               (Name of Issuer)

                 Common Stock

        (Title of Class of Securities)


                   228895108
                (CUSIP Number)

               December 31, 2012

(Date of Event Which Requires Filing of this Statement)

               Daniel B. Nunn, Jr.
             Fowler White Boggs P.A.
              50 North Laura Street
                   Suite 2800
          Jacksonville, Florida  32202
                 (904) 598-3118

  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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                    SCHEDULE 13G

--------------------------------------------------------
CUSIP No.: 228895108
--------------------------------------------------------
1  NAME OF REPORTING PERSON
   Mary J. Nyberg and Charles D. Nyberg, as co-trustees of CDMJ Nyberg Family Trust, U/A/D June 9, 2005

--------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [  ]
      (b) [X]
--------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Arizona
--------------------------------------------------------
                      5  SOLE VOTING POWER
       	                      648,024
NUMBER OF SHARES	 -------------------------------
  BENEFICIALLY	      6  SHARED VOTING POWER
   OWNED BY		        0
     EACH		 -------------------------------
   REPORTING	      7  SOLE DISPOSITIVE POWER
    PERSON		      648,024
     WITH		--------------------------------
                      8  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   648,024
--------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
---------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.8%
---------------------------------------------------------
12  TYPE OF REPORTING PERSON
      OO/IN
---------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Cryo-Cell
International, Inc..

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	(b)	The Issuer's principal executive offices
are located at 700 Brooker Creek Blvd., Oldsmar, Florida
34677

Item 2.

	(a)	This Schedule 13G is filed on behalf of
Mary J. Nyberg and Charles D. Nyberg, as trustees of the
CDMJ Nyberg Family Trust U/A/D June 9, 2005 (the "CDMJ
Trust").

	(b)	The principal office of the CDMJ Trust is
located at 6442 E. Crested Saguaro Lane, Scottsdale,
Arizona 85266.

	(c)	This Schedule 13G relates to the common
stock of the Issuer, par value $.01 per share.

	(d)	The CUSIP number of the common stock is
228895108.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	CDMJ Trust:	648,024

		Total:			648,024 shares

	(b)	Percent of class:

		1)	CDMJ Trust:		5.8%

		Total:				5.8%

	(c)	Number of shares as to which the person
has:

		(i)	Sole power to vote or to direct
                        the vote:
			1)	CDMJ Trust:  648,024

			Total:		     648,024

		(ii)	Shared power to vote or to direct
                        the vote:

			1)	CDMJ Trust:	   0

			Total:		           0

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		(iii)	Sole power to dispose or to
                        direct the disposition of:

			1)	CDMJ Trust:  648,024

			Total:	             648,024

		(iv)	Shared power to dispose or to
                        direct the disposition of:

			1)	CDMJ Trust:	   0

			Total:			   0

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8. Identification and Classification of Members of the Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

                         SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 9, 2013


                /s/ Mary J. Nyberg
		___________________________________
		Mary J. Nyberg, as Trustee


		/s/ Charles D. Nyberg
		___________________________________
		Charles D. Nyberg, as Trustee


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